Exhibit 21.1

Subsidiaries of Lifezone Metals Limited

Legal Name	Jurisdiction of Incorporation
Aqua Merger Sub	Cayman Islands
Kabanga Holdings Limited	Cayman Islands
Kabanga Nickel Company Limited	Tanzania
Kabanga Nickel Limited	United Kingdom
Kagera Mining Company Limited	Tanzania
Kellplant (Pty) Limited	South Africa
Kelltech Limited	Mauritius
Kelltechnology South Africa (RF) (Pty) Limited	South Africa
Lifezone Holdings Limited	Isle of Man
Lifezone Holdings US, LLC	Delaware
Lifezone Limited	Isle of Man
Lifezone Recycling US, LLC	Delaware
Lifezone Services US, LLC	Delaware
Lifezone US Holdings Limited	United Kingdom
LZ Services Limited	United Kingdom
Metprotech Pacific Pty Limited	Australia
Romanex International Limited	Canada
Simulus Pty Ltd	Australia
Tembo Nickel Corporation Limited	Tanzania
Tembo Nickel Mining Company Limited	Tanzania
Tembo Nickel Refining Company Limited	Tanzania
The Simulus Group Pty Limited	Australia